UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Trupanion, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

898202106
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898202106	13G (Amendment No. 4)	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Darryl Rawlings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,919,486 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,919,486 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,919,486 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.58% (2)
12	TYPE OF REPORTING PERSON IN

(1)
Represents 1,563,421 shares of common stock held by the Reporting Person, 351,187 shares of common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2018, and 4,878 shares issuable upon settlement of restricted stock units that will vest within 60 days of December 31, 2018 held by the Reporting Person. The Reporting Person’s holdings exclude 120,481 shares held by Rawlings GST Trust dated March 1, 2012, of which Murray Low, a member of our Board of Directors, is the trustee and the Rawlings GST Exempt Trust FBO and Rawlings GST Non-Exempt Trust FBO are the beneficiaries, of which Reporting Person’s children are beneficiaries.

(2)
Based on 34,025,136 shares of the Issuer’s common stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, plus 351,187 shares of common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2018 and 4,878 shares issuable upon settlement of restricted stock units that will vest within 60 days of December 31, 2018.

CUSIP No. 898202106	13G (Amendment No. 4)	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Trupanion, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
6100 4th Avenue South, Suite 200, Seattle, WA 98108

Item 2(a)	Name of Person Filing:

Darryl Rawlings

Item 2(b)	Address of Principal Business Office or, If None, Residence
c/o Trupanion, Inc.
6100 4th Avenue South, Suite 200, Seattle, WA 98108

Item 2(c)	Citizenship:
Canadian

Item 2(d)	Title of Class of Securities:
Common Stock, $0.00001 par value per share

Item 2(e)    CUSIP Number:

898202106

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) □ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) □ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) □ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) □ Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).

(e) □ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) □ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) □ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) □ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i) □ A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) □ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

CUSIP No. 898202106	13G (Amendment No. 4)	Page 4 of 5 Pages

(k) □ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

§240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Not applicable.
Item 4.    Ownership
The following information with respect to the ownership of the Issuer’s ordinary shares by the Reporting Person is provided as of December 31, 2018:
(a)    Amount beneficially owned:
See Row 9 of the table above for the Reporting Person
(b)    Percent of class:
See Row 11 of the table above for the Reporting Person
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote:
See Row 5 of the table above for the Reporting Person

(ii)    Shared power to vote or to direct the vote:
See Row 6 of the table above for the Reporting Person

(iii)    Sole power to dispose or to direct the disposition of:
See Row 7 of the table above for the Reporting Person

(iv)    Shared power to dispose or to direct the disposition of:
See Row 8 of the table above for the Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: □

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

CUSIP No. 898202106	13G (Amendment No. 4)	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February14, 2019

/s/ DARRYL RAWLINGS
Darryl Rawlings